December 19, 2017


Kim Southworth
President
Gold Standard Mining Company
226 North Cottonwood Drive
Gilbert, Arizona 85234

       Re:    Gold Standard Mining Company
              Post-Effective Amendment to Form S-1
              Filed November 22, 2017
              File No. 333-217635

Dear Mr. Southworth:

       We have reviewed your post-effective amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

   1. You disclose that on November 15, 2017, you entered into an exchange agreement with
      Seven Hundred Seventy 7, Inc. ("777") to exchange a total of 64,500,000 shares of your common stock in exchange for 100% of the issued and outstanding shares of 777, which reports total assets of $74 as of September 30, 2017. Please tell us how this proposed transaction complies with Rule 419(e), which requires that a business to be acquired must have a fair value or net assets equal to 80% of the maximum proceeds of the offering. In this regard, we note your disclosure that you raised $40,000 in your blank check offering.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Kim Southworth
Gold Standard Mining Company
December 19, 2017
Page 2

       Please contact Michael Foland, Law Clerk, at (202) 551-6711 or me at
(202) 551-3483
with any questions.


                                                         Sincerely,

                                                         /s/ Katherine Wray

                                                         Katherine Wray
                                                         Attorney-Advisor
                                                         Office of Information
Technology
                                                         and Services

cc: Elaine Dowling